Filed by GigCapital7 Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-42262

Subject Company: GigCapital7 Corp.

Hadron Energy Secures U.S. Uranium Conversion Agreement with ConverDyn, Locking In Domestic Fuel Supply for the Halo Micro-Modular Reactor

ConverDyn, GP, President & CEO Malcolm Critchley and Hadron Energy, Inc. Founder & CEO Sam Gibson Meet at ConverDyn Headquarters in Colorado

Partnership with the only supplier of domestically produced commercial uranium hexafluoride (UF₆) in the United States, marks a pivotal fuel cycle milestone as Hadron advances toward the GigCapital7 shareholder vote scheduled for May 7, 2026 and closing its deSPACing at a market-aligned $600 million valuation, and the Company’s Principal Design Criteria White Paper now before the NRC

NEW YORK — Hadron Energy, Inc. (“Hadron” or the “Company”), developer of the Halo Micro-Modular Reactor (“MMR”), today announced the signing of a Uranium Conversion Services Agreement with ConverDyn, GP, the marketing agent for the only commercial uranium hexafluoride (UF₆) conversion facility in the United States, which is owned and operated by Solstice Advanced Materials (Nasdaq: SOLS). The Agreement secures a foundational and non-replicable step in Hadron’s domestic nuclear fuel cycle, directly enabling both the first deployment of the Halo MMR and its scalable commercial rollout.

The announcement arrives at an inflection point for U.S. energy infrastructure. AI data centers, advanced manufacturing facilities, and industrial operators are confronting power constraints that traditional grid solutions cannot resolve on commercially relevant timelines. Multi-year interconnection queues, aging transmission infrastructure, and surging load growth are driving a structural shift toward firm, on-site generation that operates independently of the grid. Hadron’s Halo MMR is built precisely for that environment: a 10 MWe light-water reactor that is fully factory-fabricated and truck-transportable, capable of delivering continuous, carbon-free nuclear power wherever it is needed most.

By securing ConverDyn, the sole supplier of domestic produced UF₆, Hadron has established a fuel supply pathway that is resilient, U.S.-based, and anchored in proven infrastructure which represents a significant and non-replicable supply chain moat.

The Fuel Supply Chain Starts Here

Uranium conversion is the critical first step in transforming mined uranium into reactor fuel. Before uranium can be enriched and fabricated into fuel assemblies, it must first be converted into UF₆— a process that Solstice uniquely performs at commercial scale within the United States exclusively for ConverDyn. By securing this relationship at this stage of its development, Hadron has established a fully domestic fuel supply pathway, reducing geopolitical supply chain risk and building the regulatory and operational credibility that an advanced reactor program of this ambition demands.

Under the Agreement, ConverDyn will supply UF₆ supporting Hadron’s fuel fabrication pathway beginning with the Halo MMR’s First-of-a-Kind (“FOAK”) deployment, with the potential to expand across subsequent commercial units as Hadron scales toward repeatable delivery. The collaboration spans the full commercialization of Hadron’s Halo microreactor commercial roadmap from first reactor to fleet scale deployment.

“Fuel is not a procurement afterthought, it has to be a foundational consideration from day one. Conversion is the critical first step that transforms uranium into a form that can be enriched and fabricated into reactor fuel. ConverDyn provides the only commercial UF₆ produced in the United States, and securing this relationship now means our fuel supply pathway is grounded in domestic infrastructure, regulatory familiarity, and operational credibility. That is exactly the kind of supply chain foundation a program like ours needs to move from design and licensing to a fueled, operating reactor.”

— Ross Ridenoure, Chief Nuclear Officer, Hadron Energy

Supply Chain Credibility as a Competitive Asset Building Upon Strategic Partnerships

Hadron has been deliberately and methodically assembling the supply chain, licensing infrastructure, and strategic partnerships required to move from design and development to a fueled, operating reactor and the velocity and quality of those milestones send a signal that matters to investors, customers, and regulators alike.

The ConverDyn agreement follows Hadron’s recent Memorandum of Understanding with Paragon Energy Solutions, a Mirion Technologies Company, to develop the Instrumentation & Control (“I&C”) architecture for the Halo MMR — a critical subsystem milestone on the path to NRC licensing and commercial deployment. Hadron has also received NRC acceptance of its Quality Assurance Program Description (“QAPD”) Topical Report for review, an early but foundational step in the licensing process that establishes the quality framework governing all of Hadron’s nuclear design, procurement, and construction activities. Additionally, on April 10, 2026, Hadron submitted its Principal Design Criteria (PDC) White Paper to the U.S. Nuclear Regulatory Commission as part of the formal pre-application engagement process under 10 CFR Part 52, formalizing the technical and safety framework that will govern all future license applications for the Halo MMR. The NRC provided favorable feedback on Hadron’s proposed regulatory approach during a December 2025 pre-application meeting, meaningfully de-risking the Company’s path to commercialization.

On the commercial side, Hadron has signed a non-binding Memorandum of Understanding with Smartland Energy, LLC, establishing a portfolio-scale framework for the potential deployment of the Halo MMR across up to five qualified Smartland behind-the-meter power projects over time, representing aggregate capacity demand of approximately 1.8 GWe. In connection with the MOU, Smartland made an initial strategic investment in Hadron, reflecting long-term conviction in the platform’s commercial viability.

These milestones reflect a company building technical, regulatory, and supply chain infrastructure in parallel with its reactor design, the approach that best-in-class nuclear developers use to collapse timelines and de-risk the path to commercial power. The SEC declared the Form S-4 registration statement of GigCapital7 Corp. (Nasdaq: GIG) effective on April 15, 2026, and the shareholder vote to approve the proposed business combination, which places a pro-forma equity valuation of approximately $600 million on Hadron prior to the business combination to align with current public market conditions and Hadron’s commitment to entering the public markets from a position of credibility and long-term strength, is scheduled for May 7, 2026. Hadron is expected to trade on the Nasdaq Stock Market under the ticker symbol “HDRN.” Hadron has also completed a $7.5 million pre-deSPACing bridge equity financing via SAFE notes from strategic investors, further capitalizing this roadmap ahead of listing.

“The companies that will deploy first are the ones that treat supply chain as a core engineering problem, not a procurement afterthought. Following our PDC submission to the NRC, our I&C collaboration with Paragon, and our portfolio-scale MOU with Smartland, this Conversion Services Agreement with ConverDyn adds another foundational layer to our commercialization roadmap. We are building a supply chain that is domestic, credible, and resilient because that is what our customers and our investors should expect from us.”

— Sam Gibson, Founder & Chief Executive Officer, Hadron Energy

“We’re excited to partner with Hadron, a next-generation SMR developer, at a pivotal moment for the industry. ConverDyn brings decades of experience and a commercially proven position in the domestic nuclear fuel supply chain, providing the critical capabilities needed to support advanced reactor deployment. Through this partnership, Hadron will receive high-purity UF₆ produced using advanced processes and the deep operational expertise at Metropolis Works. This collaboration underscores how strong partnerships and established infrastructure are essential to scaling the next generation of nuclear energy.”

-Malcolm Critchley, President & CEO, ConverDyn

About Hadron Energy, Inc.

Hadron is a pioneer in MMR technology. Designed to deliver 10 MWe of continuous power, the Halo MMR is smaller, more cost-effective, and faster to deploy than other proposed nuclear power solutions. The reactor’s vessel, core, and containment shell are fully truck-transportable, enabling deployment across AI data centers, industrial hubs, remote communities, and infrastructure facilities where traditional power solutions cannot deliver. Hadron is advancing the Halo MMR through an integrated program of technical development, NRC licensing engagement, and a growing portfolio of strategic supply chain and deployment partnerships. For more information, please visit www.hadronenergy.com.

About ConverDyn

ConverDyn, a joint venture between Solstice Advanced Materials Inc. and General Atomics Inc., is the exclusive marketing and purchase agent for Solstice’s Metropolis Works uranium conversion facility in Metropolis, Illinois — the only operating commercial uranium conversion facility in the United States. ConverDyn provides uranium hexafluoride (UF₆) conversion and related services to nuclear utilities in North America, Europe and Asia, playing a critical role in the domestic nuclear fuel cycle.

About Solstice Advanced Materials

Solstice Advanced Materials is a leading global specialty materials company that advances science for smarter outcomes. Solstice offers high-performance solutions that enable critical industries and applications, including refrigerants, semiconductor manufacturing, data center cooling, nuclear power, protective fibers, healthcare packaging and more. Solstice is recognized for developing next-generation materials through some of the industry’s most renowned brands such as Solstice®, Genetron®, Aclar®, Spectra®, Fluka™ and Hydranal™. Partnering with over 3,000 customers across more than 120 countries and territories and supported by a robust portfolio of over 5,700 patents and pending applications, Solstice’s approximately 4,100 employees worldwide drive innovation in materials science. For more information, visit www.Solstice.com.

About GigCapital7 Corp.

GigCapital7 Corp. is a Private-to-Public Equity (PPE)™ company, also known as a special purpose acquisition company (SPAC), with a Mentor-Investor™ methodology and a mission to partner with a high technology differentiating company to forge a successful path to the public markets through a business combination. GigCapital7 Corp. aims to partner with an innovative company with exceptional leaders in order to create an industry-leading partnership that will be successful for years to come.

Private-to-Public Equity (PPE)™ and “Mentor-Investor™ are trademarks of GigManagement, LLC, a member entity of GigCapital Global and affiliate of GigCapital7 Corp., used pursuant to agreement.

Forward-Looking Statements

This press release includes certain statements that may be considered forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include, without limitation, statements about future events or Hadron’s or GigCapital7’s future financial or operating performance. For example, statements regarding the Uranium Conversion Services Agreement with ConverDyn and the supply of uranium hexafluoride (UF₆); the development and translation into an operational reactor of the Hadron Halo MMR, and its subsequent construction and performance, including with respect to quality control and safety; Hadron’s anticipated growth and other metrics; the anticipated future demand of energy; the future demand and commercialization of the Hadron Halo MMR; potential relationships or engagements; the outcome of Hadron’s regulatory submissions; and

statements regarding the benefits of the business combination between the parties and the anticipated timing of the completion of the business combination are all forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations thereof or similar terminology.

These forward-looking statements regarding future events and the future results of Hadron and GigCapital7 are based upon estimates and assumptions that, while considered reasonable by Hadron, GigCapital7, and their respective management teams, are inherently uncertain and subject to risks, variability and contingencies, many of which are beyond Hadron’s or GigCapital7’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or other definitive agreements in connection thereto; the outcome of any legal proceedings that may be instituted against Hadron, GigCapital7 or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the business combination due to the failure to obtain consents and approvals of the shareholders of GigCapital7; failure to obtain financing to complete the business combination or to satisfy other conditions to closing; delays or failures to obtain necessary regulatory approvals required to complete the business combination or related transactions; changes to the proposed structure of the business combination as a result of applicable laws, regulations or conditions; projections, estimates and forecasts of revenue and other financial and performance metrics; projections about industry trends and market opportunity; expectations relating to the demand for Hadron’s Halo MMR; Hadron’s ability to scale and grow its business; the cash position of Hadron following closing of the business combination; the ability to meet listing standards in connection with, and following, the consummation of the business combination the risk that the business combination disrupts current plans and operations of Hadron as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of Hadron to successfully commercialize its Halo MMR, and Hadron’s ability to source and maintain key relationships with management and key employees; costs related to the business combination; changes in applicable laws and regulations; political and economic developments and market volatility; the risk that Hadron does not ever enter into any definitive agreements in connection with commercialization of its technology; the risk that Hadron is pursuing an emerging market; and other risks and uncertainties set forth under “Risk Factors” and other documents filed, or to be filed, with the SEC by GigCapital7 and/or Hadron, including the registration statement that Hadron and GigCapital7 filed in connection with the business combination (the “Registration Statement”).

If any of these risks materialize or Hadron’s assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking statements. There may be additional risks that Hadron or GigCapital7 do not presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of Hadron or GigCapital7 reflect the expectations, plans or forecasts of future events and views of Hadron and GigCapital7 and speak only as of the date they are made. Neither Hadron nor GigCapital7 undertake any obligation to update any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. These forward-looking statements should not be relied upon as representing Hadron’s or GigCapital7’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Transaction and Where to Find It

The proposed transaction is being submitted to GigCapital7’s shareholders for their consideration and approval. GigCapital7 and Hadron have filed with the SEC the Registration Statement that includes a prospectus relating to the offer of securities to be issued in connection with the business combination and GigCapital7 has filed a final prospectus/ definitive proxy statement, which is being distributed to GigCapital7’s shareholders in connection with GigCapital7’s solicitation of proxies for the shareholder vote in connection with the proposed business combination and other matters as described in the Registration Statement. GigCapital7 is mailing the final prospectus/definitive proxy statement and other relevant documents (the “GigCapital7 Shareholder Materials”) to its shareholders as of April 15, 2026, the record date established for voting on the proposed business combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, GIGCAPITAL7’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE FINAL PROSPECTUS/DEFINITIVE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH GIGCAPITAL7’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROSPECTUS/PROXY STATEMENT BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT GIGCAPITAL7, HADRON AND THE PROPOSED BUSINESS COMBINATION. Shareholders and other interested parties may obtain a copy of these documents, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to GigCapital7 Corp., Attn: Corporate Secretary, 1731 Embarcadero Rd., Suite 200, Palo Alto, CA.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION OR ANY INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Hadron, GigCapital7 and their respective directors, executive officers, management and employees, under SEC rules, may be deemed to be participants in a solicitation of proxies of GigCapital7’s shareholders in connection with the business combination. Investors and shareholders may obtain more detailed information regarding the names, affiliations, and interests of GigCapital7’s directors and executive officers in its filings with the SEC, including GigCapital7’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 6, 2026. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GigCapital7 shareholders in connection with the business combination is set forth in the Registration Statement, along with information concerning the interests of Hadron’s and GigCapital7’s participants in the solicitation. Such interests may in some cases be different from those of Hadron’s or GigCapital7’s equity holders generally.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus filed with the SEC meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Contacts

Hadron Energy Investor Center:

https://www.hadronenergy.com/investor-relations

Hadron Energy Media & Investor Contact:

Samuel Gibson

Chief Executive Officer

sgibson@hadronenergy.com

GigCapital7 Investor Contact:

Christine M. Marshall

Chief Financial Officer

christine@gigcapitalglobal.com